AR/S

03010997

P.E. 10/31/02

SEA PINES ASSOCIATES, INC.



ANNUAL REPORT 2002

INDEX

This document, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. For instance, factors which could cause results to differ from expectations include those described on page 39 of this document. Readers are also referred to the documents filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission, specifically the most recent report on Form 10-K, which identifies important risk factors that may cause actual results to differ from those contained in the forward-looking statements.

SeaPines ASSOCIATES

MESSAGE FROM THE CHAIRMAN

Overview

The Chairman's message in last year's annual report described the outlook for 2002 in these terms:

> "The duration of the current economic recession is unpredictable, and the possibility of further terrorist activities remains. With these uncertainties in mind, steps were taken ... to bring expenses into better alignment with a conservative revenue estimate. Steps were also taken to reduce the volatility of the Real Estate Company's operating margin and health benefit costs."

It became clear, as the year unfolded, that this cautious outlook was fully justified. Expert predictions of a vigorous economic recovery by mid-year were not fulfilled. The cost-saving measures management had taken proved to be critically important. They enabled your Company to achieve major gains in operating income and cash flow despite weak to negative revenue growth in several business units.

Here is a summary of the Company's 2002 results:

- Revenues

The Company's revenues reached a new high of $51.1 million, an increase of $798,000 (1.6%) over the 2001 figure. The revenue picture varied substantially among the Company's business units. Increases were achieved by The Inn at Harbour Town (12%), Food and Beverage operations (9%), and Tennis operations (35%). Golf also showed an increase, but only because the Harbour Town course was closed for the first two months of 2001. Rental Management and the Real Estate Company both reported revenue decreases of 2%.

- EBITDA

Earnings before Interest, Taxes, Depreciation and other finance-related charges (EBITDA) totaled $5.5 million for the year, an increase of $1.7 million (45%) over the prior year. The fact that EBITDA increased 45% when revenue increased only 1.6% demonstrates the effectiveness of the Company's cost reduction efforts. More than half of the EBITDA improvement resulted from cost reductions, with the rest being linked to the revenue increases mentioned above.

- Cash Flow

Cash flow for 2002 was $3.2 million, nearly double 2001's $1.7 million. Cash flow was used mainly to reduce debt ($2.5 million), to cover the most essential capital expenditures ($468,000) and to pay preferred stock dividends ($160,000).

- Net Income

Reported net income improved by $2.9 million – from a loss of $2.7 million in 2001 to a profit of $197,000 in 2002. Both figures are strongly affected by non-cash expense entries relating to interest rate swap agreements. (These swap-related entries are distinct from most other items in the income statement. See page 22 for further information regarding these swap agreements and their accounting treatment.) Net income excluding the swap-related charges was $578,000 in 2002 versus a loss of $778,000 in 2001.

- Debt

As of October 31, 2002 the Company's bank debt was $33.5 million, a total reduction of $5.8 million from its peak in March 2001.

These results represent a very solid accomplishment under the difficult conditions of 2002. It must be pointed out, however, that this level of performance would not be satisfactory on a sustained basis. The cash flow achieved in 2002 provided very limited funds for future capital projects – such as a permanent pro shop at the Racquet Club, or renovations and improvements at the Beach Club and the Harbour Town Clubhouse. In order to have a fully satisfactory flow of capital funds over the next four or five years, cash flow must average roughly $3.8 million per year. There is every reason to believe that is achievable over an extended period, assuming a fairly normal cycle of favorable and less favorable economic conditions. At present, of course, the external environment continues to present the same challenges as were experienced in 2002.

Company Securities

In January 2000, a value of $3.04 was set for the Company's common shares for purposes of the Share Exchange. Form 4 filings with the Securities and Exchange Commission provide a good indication of the pattern of price changes since then. Specifically, those filings indicate that the price increased to $4.50 per share by March 2001. It later stabilized at $5.00 for almost a year, then briefly peaked at $6.00 in the spring of 2002, before falling back. The most recent purchase we are aware of was at $4.50.

All stocks are subject to price volatility, particularly so in the case of narrowly held, thinly traded stocks like ours. The Board has concluded that more active efforts are needed to broaden awareness of the Company and interest in share ownership. With that in mind, the Company is implementing a program to keep all Sea Pines property owners better informed about the Company and to stimulate their interest in becoming shareholders.

Property owners who are not shareholders will now receive our quarterly shareholder newsletters, accompanied by a Company fact sheet and information about stock purchase. New residents will be invited to informational gatherings to explain the Company and its links to the interests of property owners. We believe these steps will gradually expand the shareholder base and will contribute to a more consistent, ongoing interest in the Company's shares.

Because of the cash flow limitations referred to earlier, no action was taken in 2002 to redeem the remaining Series A Preferred Shares. The significant reduction in the Company's bank debt brings us steadily closer to the time when the Company can prudently carry out the intended redemption of those shares.

Recognition and Thanks

The Board is especially grateful this year for the dedicated work of its management team, employees and real estate sales associates. Very few comparable organizations equaled their achievement under 2002's challenging conditions.

We also take special note this year of the work of the Heritage Classic Foundation. . This has been a demanding year for the Foundation, and they deserve a special measure of appreciation.

Finally, we express our appreciation to the Board, staff and volunteers of Community Services Associates. Their contribution to the beauty and livability of our community is incalculable. We are proud to be their partner in the effort to make Sea Pines an even more wonderful place to live or visit.

Norman P Harberger

Norman P. Harberger
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATION

Results of Operations

The Company's operations are conducted primarily through two wholly owned subsidiaries. Sea Pines Company, Inc. operates all of the resort assets, including a 60-room inn, conference facilities, three resort golf courses, a tennis center, home and villa rental management operations, retail sales outlets, food service operations, and other resort recreational facilities. Sea Pines Real Estate Company, Inc. is an independent real estate brokerage firm with 15 offices serving Hilton Head Island and its neighboring communities.

Critical Accounting Policies

In preparation of its financial statements, the Company applies accounting principles generally accepted in the United States. The application of generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

As discussed in Note 1 to the Company's consolidated financial statements, revenue from resort operations is recognized as goods are sold and services are provided and revenue from real estate brokerage is recognized when the title passes to the buyer. As a result, the Company's revenue recognition process does not involve significant judgments or estimates.

As discussed in Note 1 to the Company's consolidated financial statements, an impairment loss is recognized whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. In order to evaluate for potential impairment the Company compares estimates of future cash flows expected from the use of the asset to the carrying amount of the asset. Management believes that the Company's estimates of future cash flows are based on reasonable and supportable assumptions and represent the Company's best estimates of the cash flows expected to result from the use of the corresponding assets. As disclosed in the consolidated financial statements, the Company has not incurred any impairment losses for the years ended October 31, 2002, 2001 or 2000.

2002 Compared to 2001

Revenues

The Company reported revenues of $51,142,000 for fiscal year 2002, a $798,000, or 1.6%, increase over fiscal year 2001.

The primary factors contributing to the $798,000 increase in revenues were as follows:

- Golf revenue in fiscal year 2002 increased by $377,000, or 3.2%, as compared to 2001. This increase was due to the Harbour Town Golf Links being open for all twelve months of 2002 as compared to only being open for ten months of 2001. The golf course was closed for eight months beginning with the third quarter of 2000 through part of the first quarter of 2001 to complete a major restoration project.

- Food and beverage operations generated revenues of $4,444,000 in fiscal year 2002. This represents an increase of $355,000, or 8.7%, over 2001. This increase was due to increased revenue in the catering operations, Harbour Town Bakery and the Sea Pines Beach Club.

- The Inn at Harbour Town generated revenues of $2,667,000 in fiscal year 2002. This represents an increase of $294,000, or 12.4%, over 2001. Total occupied room nights were 13,516 as compared to 12,599 during 2001. The average daily rate was $187.97 during 2002, an increase of $7.87, or 4.4%, from the same period in 2001.

- Revenues from the Company's rental management operation in 2002 decreased by $217,000, or 1.8%, compared with 2001. This decrease is primarily the result of current economic conditions and the decline in air travel. Guest occupied unit nights decreased 4.4% in fiscal year 2002, totaling 53,510 for the year. The average daily rate of $208.67 in fiscal year 2002 was a 3.1% increase over the average daily rate in 2001 of $202.43.

- Gross commission revenue in fiscal year 2002 from the real estate brokerage operation decreased by $360,000, or 2.2%, as compared to 2001. This decrease was primarily the result of the economic downturn during the first six months of fiscal 2002, which adversely affected the second-home sales market.

Cost of revenues

Cost of revenues were $36,263,000 in fiscal year 2002, representing a 1.0% decrease from fiscal year 2001. This decrease is primarily due to a decrease in commission expense from real estate brokerage operations.

Expenses

Sales and marketing expenses were $3,022,000 in fiscal year 2002, representing a 4.4% decrease from fiscal year 2001. This decrease is primarily the result of reduced real estate marketing costs.

General and administrative expenses decreased by $397,000, or 5.9%, totaling $6,366,000 for the year. This decrease was primarily the result of lower medical claims paid by the Company's self-funded medical plan and a reduction in property tax expense. These decreases were partially offset by increases in insurance costs.

Depreciation and amortization expense increased by $85,000, or 3.4%, and totaled $2,589,000 in fiscal year 2002. This increase was the result of a full year's depreciation on the Inn at Harbour Town and the Harbour Town Golf Links restoration project. Both of these projects were completed during fiscal year 2001, and depreciation expense applied only to the period the facilities were in operation.

Other income (expense)

- The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective November 1, 2000. This accounting standard requires the Company to report changes in the value of its interest rate swap agreements in its operations. The value of these agreements is greatest when interest rates are high enough to bring the rate protection into play. Falling interest rates during fiscal year 2002 made the rate protection less relevant, causing the fair value of the agreements to decline by $381,000. This charge is a non-cash expense in 2002. If interest rates rise in the future, there will be a gain reported. If the swap agreements remain in effect until their expiration date in 2005, the cumulative total of all related income and expense entries will equal zero.

- Interest expense decreased by $379,000, or 13.7%, during fiscal year 2002 as compared 2001. This decrease is attributable to lower interest rates during fiscal year 2002 and lower outstanding debt balances.

<u>2001 Compared to 2000</u>

Revenues

The Company reported revenues of $50,344,000 for fiscal year 2001, a $1,505,000, or 3.1%, increase over fiscal year 2000.

The primary factors contributing to the $1,505,000 increase in revenues were as follows:

- Golf revenue in fiscal year 2001 increased by $1,839,000, or 18.6%, as compared to 2000. The increase was due to the reopening of the Harbour Town Golf Links in December 2000. The golf course was closed for eight months beginning with the third quarter of fiscal 2000 to complete a major restoration project.

- Food and beverage operations generated revenues of $4,089,000 in fiscal year 2001. These revenues represent an increase of $513,000, or 14.5%, over 2000. This increase was due to an increased focus on the catering business and increased revenue at the Heritage Grill and in the golf food and beverage operation due to the Harbour Town Golf Links reopening as mentioned above.

- Revenues from the Company's rental management operation in 2001 decreased by $614,000, or 4.9%, compared with 2000. This decrease is primarily the result of the current economic downturn and the decline in air travel following the events of

September 11, 2001. Guest occupied unit nights decreased 12.8% in fiscal year 2001, totaling 55,968 for the year. The average daily rate of $202.43 in fiscal year 2001 was an 8.2% increase over the average daily rate in 2000 of $187.05.

- The Inn at Harbour Town opened in November 2000, and revenues totaled $2,372,000 during the first year of operation.

- Gross commission revenue in fiscal year 2001 from the real estate brokerage operation decreased by $2,559,000, or 13.3%, as compared to 2000. The soft national economy has significantly adversely affected the second-home sales market.

Cost of revenues

Cost of revenues were $36,626,000 in fiscal year 2001, representing a 1.9% decrease from fiscal year 2000. This decline is the net result of the $1,769,000 decrease in commissions paid to the Company's real estate agents, offset by a $1,046,000 increase in payments to owners on the Company's rental management program and increased cost of sales from food and beverage operations.

Expenses

Sales and marketing expenses were $3,161,000 in fiscal 2001, representing a 6.0% increase from fiscal year 2000. This cost increase is due to increased marketing efforts to promote The Inn at Harbour Town and special promotions to maintain guest volume in the face of the current economic slowdown.

General and administrative expenses increased by $939,000, or 16.1%, totaling $6,763,000 for the year. This increase primarily results from higher medical claims paid by the Company's self-funded medical plan. Medical claims increased by $564,000 in fiscal 2001, or 48%, as compared to fiscal 2000.

Depreciation and amortization expense increased by $907,000, or 56.8%, and totaled $2,504,000 in fiscal year 2001. This increase results from depreciation of the Company's new Harbour Town assets.

Other income (expense)

The increase in operating income in 2001 was more than offset by increases in non-operating charges. Other expenses increased from $1,575,000 in 2000 to $4,394,000 in 2001. Two items account for most of this increase:

- The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective November 1, 2000. This new accounting standard requires the Company to report changes in the value of its interest rate swap agreements in the Consolidated Statement of Operations. The value of these agreements is greatest when interest rates are high enough to bring the rate protection into play. Falling interest rates during fiscal year 2001 made the rate protection less relevant, causing the fair value of the agreements to decline by $1,896,000. This charge is a non-cash expense in 2001. If interest rates rise in the future, there will be a gain reported. If the swap agreements remain in effect until their expiration date in 2005, the cumulative total of all related income and expense entries will equal zero.

- Interest expense on the Company's debt increased by $1,345,000, or 94.3%, in fiscal year 2001 as compared to fiscal year 2000. This increase is attributable to the increase in outstanding debt from the construction of the new Harbour Town assets and interest on the junior subordinated debentures which were issued by the Company in February 2000.

Gain on the sale of assets totaled $172,000 for the fiscal year 2001. These gains were the result of the sale of a Company-owned condominium and certain other assets.

Exchange offer costs in fiscal year 2001 decreased as a result of the completion of the exchange offer in February 2000. Legal fees and professional fees in the amount of $294,000 were incurred in connection with the exchange offer. Of that amount, $202,000 was expensed in fiscal year 2000 and the remaining amount was capitalized and is being amortized over 30 years.

Income taxes

The significant increase in the valuation allowance in the year ended October 31, 2001 is due to the Company's review of its estimate of realization, of deferred tax assets, primarily related to the loss on the interest rate swaps.

Liquidity and Capital Resources

Cash and cash equivalents increased by $1,520,000 during fiscal 2002 and totaled approximately $3,062,000 at October 31, 2002, of which $2,488,000 was restricted. Working capital increased at October 31, 2002 by $1,907,000 resulting in a working capital deficit of $1,329,000.

Under a master credit agreement with its corporate lender, the Company maintains three loan facilities: a term loan, a revolving line of credit and a seasonal line of credit. Available funds under these three loan facilities total $38,740,000, of which $33,540,000 was outstanding at October 31, 2002. The Company reduced the outstanding balance under these three loan facilities by $2,459,000 during fiscal year 2002.

The term loan had an outstanding principal balance of $15,940,000 as of October 31, 2002 and matures on November 1, 2008.

The revolving line of credit was pre-approved by the bank for use in the construction of the Harbour Town construction projects. The available balance under the revolving line of credit totals $18,300,000, of which $17,600,000 was outstanding as of October 31, 2002.

The available balance under the seasonal line of credit totals $4,500,000 and is used to meet cash requirements during the Company's off-season winter months. As of October 31, 2002, the seasonal line of credit had no outstanding balance.

In November 2002, the Company completed a modification to its master credit agreement with its principal corporate lender. The modification extended the revolving line of credit note maturity date and the seasonal line of credit maturity date from November 1, 2003 to November 1, 2007 and revised certain loan covenant requirements.

The Company has two interest rates swap agreements which effectively fix the interest rate on $24,000,000 of the principal amount outstanding under the loan facilities described above. The amount of $18,000,000 has been fixed at 5.24% per annum plus a credit margin ranging from 1.40% to 1.65%, and the amount of $6,000,000 has been fixed at 6.58% plus a credit margin ranging from 1.40% to 1.65%.

Recent Developments

The Heritage Classic Foundation (the "Foundation"), parent organization of The Heritage golf tournament, dismissed WorldCom as the tournament's title sponsor in July 2002, shortly before WorldCom declared bankruptcy.

The Company has a contract with the Foundation (which runs through 2006) that parallels the Foundation's contract with the PGA Tour. The Company provides the tournament site and certain services necessary to the hosting of the tournament. In exchange, the Company receives a site fee and a course preparation fee to compensate for the loss of revenue resulting from the course closure and the additional expenses incurred in preparing the course for the tournament. Other financial benefits include increased pro shop apparel sales, and increased lodging and catering revenue.

The Foundation's board and staff are now working to find new funding sources to sponsor the tournament. The Company is cooperating with the board and staff of the Foundation in their efforts to assure the tournament's continued success.

Quantitative and Qualitative Disclosures About Market Risk

On September 30, 1998, the Company entered into an interest rate swap agreement, which effectively fixed the interest rate on $18 million of principal amount outstanding under the three loan facilities the Company maintains with its corporate lender at 5.24% plus a credit margin ranging from 1.25% to 1.5%, based on the calculation of certain financial ratios, for a period ending November 10, 2005. The lender has the option of calling the swap agreement on November 10, 2003.

The Company entered into a second interest rate swap agreement on May 4, 2000, which effectively fixed the interest rate on an additional $6 million of principal amount at 6.58% plus a credit margin ranging from 1.25% to 1.5% for a period ending November 1, 2005.

The Company has significantly reduced its interest rate risks by entering into these two swap agreements. A change in the LIBOR rate would affect the rate at which the Company could borrow funds in excess of the $24 million fixed by the above swap agreements.

MANAGEMENT'S REPORT ON RESPONSIBILITY

FOR FINANCIAL REPORTING

The management of Sea Pines Associates, Inc. and its subsidiaries have the responsibility for preparing and assuring the integrity and objectivity of the accompanying financial statements and other financial information in this annual report. The financial statements were developed using generally accepted accounting principles and appropriate policies, consistently applied. They reflect, where applicable, management's best estimates and judgments and include disclosures and explanations which are relevant to an understanding of the financial affairs of the Company.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP the Company's financial records and related data, and has made written and oral representations and disclosures in connection with the audit.

Management has established and maintains a system of internal control that it believes provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets and the prevention and detection of fraudulent financial reporting. The system of internal control is believed to provide for appropriate division of responsibility and is documented by written policies and procedures that are utilized by employees involved in the financial reporting process. Management also recognizes its responsibility for fostering a strong ethical climate. This responsibility is characterized and reflected in the Company's code of corporate conduct, which is communicated to all of the Company's employees.

The Board of Directors oversees the Company's financial reporting through its Audit Committee, which regularly meets with management representatives and, jointly and separately, with the independent auditors to review accounting, auditing and financial reporting matters.

Michael E. Lawrence
Chief Executive Officer

Steven P. Birdwell
Chief Financial Officer

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholders
Sea Pines Associates, Inc.

We have audited the accompanying consolidated balance sheets of Sea Pines Associates, Inc. (the "Company") as of October 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31,2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sea Pines Associates, Inc. at October 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Atlanta, Georgia
December 6, 2002

Sea Pines Associates, Inc.

Consolidated Balance Sheets
(In thousands)

	October 31	
	2002	**2001**
Assets		
Current assets:		
Cash and cash equivalents		
Unrestricted	**$ 574**	$ 360
Restricted	**2,488**	1,182
	3,062	1,542
Accounts receivable, less allowance for doubtful accounts of $115 and $30 at October 31, 2002 and 2001, respectively	**1,290**	946
Current portion of notes receivable	**88**	82
Income tax refund receivable	**217**	469
Deferred income taxes	**--**	106
Inventories	**859**	870
Prepaid expenses	**378**	244
Total current assets	**5,894**	4,259
Notes receivable, less current portion	**1,002**	1,089
Deferred income taxes	**--**	94
Deferred loan fees, net	**139**	154
Other assets, net	**60**	60
	1,201	1,397
Real estate assets:		
Operating properties, net	**44,197**	46,297
Properties held for future development	**3,219**	3,219
	47,416	49,516
Total assets	**$54,511**	$55,172

Sea Pines Associates, Inc.

Consolidated Balance Sheets
(In thousands, except share amounts)

	October 31	
	2002	**2001**
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	**$2,786**	$2,617
Accrued property taxes	**512**	682
Advance deposits	**2,410**	1,031
Line of credit	**--**	2,000
Current portion of deferred revenue and other long-term liabilities	**373**	367
Current portion of long-term debt	**1,142**	798
Total current liabilities	**7,223**	7,495
Long-term debt, less current portion	**32,398**	33,201
Interest rate swap agreement	**2,277**	1,896
Deferred revenue and other long-term liabilities	**793**	921
Trust preferred securities	**2,480**	2,480
Total liabilities	**45,171**	45,993
Commitments and contingencies		
Shareholders' equity:		
Series A cumulative preferred stock, no par value, 2,000,000 shares authorized; 220,900 shares issued and outstanding at October 31, 2002 and 2001, respectively (liquidation preference of $1,679 at October 31, 2002 and 2001, respectively)	**1,294**	1,294
Series B junior cumulative preferred stock, no par value; 20,000 shares authorized, none issued or outstanding	**--**	--
Common stock, 23,000,000 shares authorized, no par value; 3,573,400 shares and 3,559,400 shares issued and outstanding at October 31, 2002 and 2001, respectively	**7,759**	7,559
Unearned stock compensation	**(235)**	(159)
Retained earnings	**522**	485
Total shareholders' equity	**9,340**	9,179
Total liabilities and shareholders' equity	**$54,511**	$55,172

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year ended October 31		
	2002	**2001**	**2000**
Revenues	**$51,142**	$50,344	$48,839
Cost and expenses:			
Cost of revenues	**36,263**	36,626	37,349
Sales and marketing expenses	**3,022**	3,161	2,981
General and administrative expenses	**6,366**	6,763	5,824
Depreciation and amortization	**2,589**	2,504	1,597
	48,240	49,054	47,751
Income from operations	**2,902**	1,290	1,088
Other income (expense):			
Gain (loss) on sale or disposal of assets, net	**--**	172	(66)
Interest income	**111**	101	119
Interest rate swap agreements	**(381)**	(1,896)	--
Interest expense, net of amounts capitalized	**(2,392)**	(2,771)	(1,426)
Exchange offer costs	**--**	--	(202)
	(2,662)	(4,394)	(1,575)
Income (loss) before income taxes	**240**	(3,104)	(487)
Provision for (benefit from) income taxes	**43**	(430)	(98)
Net income (loss)	**197**	(2,674)	(389)
Preferred stock dividend requirements	**160**	160	341
Net income (loss) attributable to common stock	**$ 37**	$(2,834)	$ (730)
Net income (loss) per share of common stock; basic and diluted	**$ 0.01**	$ (0.80)	$ (0.23)
Weighted average shares outstanding	**3,568**	3,554	3,174

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Shareholders' Equity
(In thousands)

	Series A Preferred Stock		Common Stock		Unearned Stock Compensation	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at October 31, 1999	1,228	$7,218	1,843	$2,166	$ --	$6,510	$15,894
Net loss	--	--	--	--	--	(389)	(389)
Trust preferred exchange	(1,007)	(5,924)	1,703	5,177	--	(1,733)	(2,480)
Preferred stock dividend	--	--	--	--	--	(1,069)	(1,069)
Balance at October 31, 2000	221	1,294	3,546	7,343	--	3,319	11,956
Net loss	--	--	--	--	--	(2,674)	(2,674)
Issuance of common stock to directors	--	--	14	63	(63)	--	--
Deferred stock plan	--	--	--	153	(153)	--	--
Amortization of stock compensation	--	--	--	--	57	--	57
Preferred stock dividend	--	--	--	--	--	(160)	(160)
Balance at October 31, 2001	221	1,294	3,560	7,559	(159)	485	9,179
Net income	**--**	**--**	**--**	**--**	**--**	**197**	**197**
Issuance of common stock to directors	**--**	**--**	**14**	**84**	**(84)**	**--**	**--**
Deferred stock plan	**--**	**--**	**--**	**116**	**(116)**	**--**	**--**
Amortization of stock compensation	**--**	**--**	**--**	**--**	**124**	**--**	**124**
Preferred stock dividend	**--**	**--**	**--**	**--**	**--**	**(160)**	**(160)**
Balance at October 31, 2002	**221**	**$1,294**	**3,574**	**$7,759**	**$(235)**	**$522**	**$9,340**

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended October 31		
	2002	**2001**	**2000**
Cash flows from operating activities			
Net income (loss)	**$197**	$(2,674)	$(389)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**2,589**	2,504	1,597
Allowance for doubtful accounts	**85**	12	(23)
Loss (gain) on sale of assets	**--**	(172)	66
Amortization of stock compensation	**124**	57	--
Interest rate swap agreement	**381**	1,896	--
Deferred income taxes	**200**	135	(252)
Changes in assets and liabilities:			
Restricted cash	**(1,306)**	1,469	(271)
Accounts and notes receivable	**(348)**	190	953
Inventories	**11**	(177)	44
Prepaid expenses	**(134)**	(8)	(96)
Other assets	**--**	--	(92)
Accounts payable and accrued expenses	**(1)**	(1,495)	1,495
Advance deposits	**1,379**	(1,531)	407
Deferred revenue	**(122)**	156	(310)
Income taxes payable (receivable)	**252**	(623)	500
Net cash provided by (used in) operating activities	**3,307**	(261)	3,629
Cash flows from investing activities			
Proceeds from sale of assets	**5**	335	90
Capital expenditures and property acquisitions	**(468)**	(1,784)	(17,082)
Net cash used in investing activities	**(463)**	(1,449)	(16,992)
Cash flows from financing activities			
Payment of deferred loan fees	**(11)**	(77)	(40)
Additional borrowing on revolving loan	**600**	2,300	14,250
(Repayment) additional borrowing on line of credit	**(2,000)**	2,000	--
Principal repayments of debt	**(1,059)**	(2,034)	(400)
Preferred stock dividends paid	**(160)**	(341)	(887)
Net cash (used in) provided by financing activities	**(2,630)**	1,848	12,923

Sea Pines Associates, Inc.

Consolidated Statements of Cash Flows (continued)
(In thousands)

	Year ended October 31		
	2002	**2001**	**2000**
Net increase (decrease) in unrestricted cash and cash equivalents	**214**	138	(440)
Unrestricted cash and cash equivalents at beginning of year	**360**	222	662
Unrestricted cash and cash equivalents at end of year	**$574**	$360	$222

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Sea Pines Associates, Inc. ("SPA" or the "Company") was incorporated in South Carolina on May 4, 1987. The Company was principally organized to acquire, own and operate certain resort assets in Sea Pines Plantation on Hilton Head Island, South Carolina.

The wholly-owned subsidiaries of the Company are Sea Pines Company, Inc. ("SPC"), Sea Pines Real Estate Company ("SPREC"), Fifth Golf Course Club, Inc., and Sea Pines Associates Trust I. SPC is a full-service resort, which provides guests with the use of three golf courses, tennis facilities, inn and conference facilities, various other recreational facilities, home and villa rental management operations, and food-and-beverage services. SPREC provides real estate brokerage services for buyers and sellers of real estate in the Hilton Head Island, South Carolina area (see Note 17 for business segment information). Fifth Golf Course Club, Inc. owns certain acreage which could be used for outdoor recreational activities. Sea Pines Associates Trust I holds certain company debentures as security for notes it has issued.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all short-term investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

Revenues and expenses from resort operations are recognized as goods are sold and services are provided. Real estate brokerage revenues are recognized upon closing of the sale. Advance deposits are required for certain resort reservations and real estate transactions and are not recognized as revenue until earned. The Company's accounts receivable are unsecured.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Cost of Revenues

Cost of revenues includes payments to home and villa owners, real estate sales commissions, cost of inventories sold, credit-card commissions and costs incurred to operate and maintain operating properties.

Concentration of Credit Risk

The Company maintains substantially all of its cash with one financial institution. Account balances greater than $100,000 are not federally insured and are subject to a loss if the financial institution fails. Management believes such risk is minimal based on the current financial condition of the financial institution.

Restricted Cash

Restricted cash includes cash held in escrow pending real estate closings, advance deposits for home and villa rentals, and rental receipts to be paid to home and villa owners.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or net realizable value.

Advertising Expense

The cost of advertising is expensed as incurred and is classified as selling and marketing expenses in the Consolidated Statements of Operations.

Real Estate Assets

Real estate assets are recorded at cost less any impairment losses, if applicable. The costs of new development, additions and improvements which substantially extend the useful lives of assets are capitalized. Capitalized costs include costs of construction, property taxes, interest and miscellaneous expenses incurred during the construction period. Capitalized construction period interest totaled approximately $0, $61,000 and $694,000 in 2002, 2001 and 2000, respectively. Repairs and maintenance costs are expensed as incurred.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Real Estate Assets (Continued)

The Company provides depreciation for financial reporting purposes when the asset is placed in operation using straight-line method over the estimated useful lives of the assets, which range from five to 39 years.

Other Assets

Deferred loan fees are amortized over the lives of the corresponding debt.

Impairment of Long-Lived Assets

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The Company has not incurred any impairment losses for the years ended October 31, 2002, 2001 or 2000.

Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, notes receivable, other current assets, accounts payable, line of credit with bank, long-term debt and accruals meeting the definition of financial instruments approximate their fair values as of October 31, 2002 and 2001.

Income Taxes

The Company accounts for income taxes using the liability method, which requires recognition of deferred tax liabilities and assets based on temporary differences between the financial statement and tax basis of assets and liabilities using current statutory tax rates. A valuation allowance is established against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Interest Rate Swap Agreements

On November 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value. The adoption of SFAS 133 affects the accounting for the Company's interest rate swap agreements. The Company accounts for interest expense under its swap agreements by recording differences between the interest rates on the underlying debt and the swap rates, applied to the notional amount of the swaps.

The Company's results of operations can be significantly affected by changes in interest rates as the outstanding debt has variable interest rates based on a LIBOR index. To manage the risks associated with changes in interest rates, the Company entered into two interest rate swap agreements, which have maturities on November 1, 2005 and November 10, 2005, to fix the interest rate the Company is charged on a notional amount of $24 million of the outstanding debt.

Upon adoption of SFAS 133, the Company recorded the fair market value of the interest rate swaps on its consolidated balance sheet. On an ongoing basis, the Company will adjust the balance sheet to reflect the current fair market value of the interest rate swap agreements. The interest rate swap agreements do not qualify for hedge accounting as defined by SFAS 133, and accordingly, the change in the fair value of the derivative is immediately recognized in the consolidated statement of operations. The Company recorded $381,000 and $1,896,000 of expense in the consolidated statement of operations for the change in fair value of the interest rate swap agreement for the year ended October 31, 2002 and 2001, respectively.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also

1. Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company will adopt the standard on November 1, 2002 and expects no material impact on its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years financial statements have been reclassified to conform to current year presentation.

2. Statements of Cash Flows

Supplemental disclosure of cash flow information follows (in thousands of dollars):

	Year ended October 31		
	2002	**2001**	**2000**
Cash paid during the year for:			
Interest, net of amounts capitalized	**$2,409**	$2,803	$1,305
Income taxes	**--**	--	--

3. Inventories

Inventories consist of the following (in thousands of dollars):

	October 31	
	2002	**2001**
Merchandise	**$667**	$678
Supplies, parts and accessories	**35**	35
Food and beverages	**115**	111
Other	**42**	46
	$859	$870

4. Real Estate Assets

Operating properties consist of the following (in thousands of dollars):

	October 31	
	2002	**2001**
Land and improvements	**$26,487**	$26,455
Buildings	**23,265**	23,164
Machinery and equipment	**11,642**	11,385
	61,394	61,004
Less accumulated depreciation	**(17,197)**	(14,707)
	$44,197	$46,297

Properties held for future development of $3,219,000 at October 31, 2002 and 2001, respectively, consist primarily of land and certain future development rights.

5. Long-Term Debt and Line of Credit Agreement

Long-term debt consists of the following (in thousands of dollars):

	October 31 2002	October 31 2001
Term note payable to bank, bearing interest at various London Interbank Offered Rates (LIBOR) (1.82% at October 31, 2002), plus 1.40% to 1.65% collateralized by substantially all assets of the Company. Principal is payable monthly from May through October each year in amounts ranging from $133,050 in 2002 to $220,979 in 2008, with a balloon payment due on maturity. Interest is payable monthly. The note matures November 1, 2008.	**$15,940**	$16,999
$18.3 million revolving line of credit to bank, bearing interest at various London Interbank Offered Rates (LIBOR) (1.82% at October 31, 2002), plus 1.40% to 1.65%, collateralized by substantially all assets of the Company. Interest is payable monthly. The line matures November 1, 2007.	**17,600**	17,000
	33,540	33,999
Less current portion of long-term debt	**(1,142)**	(798)
Total long-term debt	**$32,398**	$33,201

5. Long-Term Debt and Line of Credit Agreement (continued)

Scheduled maturities of long-term debt as of October 31, 2002 are as follows (in thousands of dollars):

Year ending October 31	
2003	**$ 1,142**
2004	**1,230**
2005	**1,325**
2006	**1,430**
2007	**1,540**
Thereafter	**26,873**
Total	**$33,540**

The loan agreement contains provisions and covenants which impose certain restrictions on the use of the Company's assets. The significant restrictions include limitations as to new indebtedness, the sale or disposal of certain assets, capital contributions and investments, and new lines of business.

The Company maintains a $4,500,000 seasonal line of credit (the "Seasonal Line") with the same bank. Interest is payable monthly at LIBOR plus 1.5% and the Seasonal Line expires November 1, 2007. Borrowings under the Seasonal Line are also collateralized by substantially all of the assets of the Company. As of October 31, 2002, the seasonal line had no outstanding balance.

The Company has two interest rate swap agreements. The first interest rate swap agreement effectively fixes the interest rate on an $18,000,000 notional principal amount at 5.24% plus a credit margin ranging from 1.40% to 1.65% until the maturity date of the agreement, November 10, 2005. The lender has the option of calling the swap agreement on November 10, 2003. The second interest rate swap agreement effectively fixes the interest rate on a $6,000,000 notional principal amount at 6.58% plus a credit margin ranging from 1.40% to 1.65% until the maturity date of the agreement, November 1, 2005.

Subsequent Event

In November 2002, the Company completed a modification to its master credit agreement with its principal corporate lender. The modification extended both the revolving line of credit note maturity date and the seasonal line of credit maturity date from November 1, 2003 to November 1, 2007 and revised certain loan covenant requirements.

6. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands of dollars):

	Year ended October 31		
	2002	**2001**	**2000**
Current provision (benefit):			
Federal	**$(157)**	$(548)	$133
State	**--**	(17)	21
	(157)	(565)	154
Deferred provision (benefit):			
Federal	**173**	172	(218)
State	**27**	(37)	(34)
	200	135	(252)
	$43	$(430)	$(98)

The reconciliation between actual income tax expense (benefit) and the amount calculated by applying the federal statutory rates to income (loss) before income taxes follows (in thousands of dollars):

	Year ended October 31		
	2002	**2001**	**2000**
Tax expense (benefit) at statutory federal income tax rates	**$82**	$(1,051)	$(165)
State income tax expense (benefit), net of federal income tax benefit (charge)	**9**	(58)	(16)
(Decrease) increase in valuation allowance	**(44)**	707	--
Offering costs	**--**	--	77
Other	**(4)**	(28)	6
	$43	$(430)	$(98)

6. Income Taxes (continued)

The tax effects of the types of temporary differences and carryovers, which give rise to deferred income tax assets (liabilities), are as follows (in thousands of dollars):

	October 31		
	2002	**2001**	**2000**
Deferred revenue:			
License and fee income	**$432**	$480	$416
Country club membership sales	**29**	7	34
Loss on interest rate swaps	**849**	707	--
Charitable contribution carryover	**10**	7	4
State net operating loss	**88**	65	--
Severance payments	**--**	44	--
Accrued liabilities	**208**	138	142
Other assets	**--**	12	7
Gross deferred income tax assets	**1,616**	1,460	603
Less: Valuation allowance	**(686)**	(730)	(23)
Deferred income tax assets	**930**	730	580
Depreciation	**(763)**	(442)	(164)
Other liabilities	**(167)**	(88)	(81)
Gross deferred income tax liabilities	**(930)**	(530)	(245)
Net deferred income tax assets	**$ --**	$200	$335

The significant increase in the valuation allowance in the year ended October 31, 2001 is due to the Company's review of its estimate of realization of deferred tax assets, primarily related to the loss on the interest rate swaps.

7. Shareholders' Equity

Preferred Stock

Of the 5,000,000 authorized shares of preferred stock, 2,000,000 shares are designated as Series A cumulative preferred stock and 20,000 shares are designated as Series B junior cumulative preferred stock. The Board of Directors has the authority to approve the issuance amount, rights and powers of an additional 2,980,000 shares of non-Series A preferred stock except that such rights and powers shall not be superior to those of the Series A cumulative preferred shares.

7. Shareholders' Equity (continued)

Preferred Stock (continued)

The Series A cumulative preferred shares provide for a cumulative dividend of $0.722 per share per annum, payable in arrears as declared by the Board of Directors. These shares have a liquidation value of $7.60 per share plus accumulated but unpaid dividends. If four or more years of dividends are in arrears, the Series A cumulative preferred shareholders will be entitled to elect a majority of the Board of Directors of the Company. All or any part of such shares may be redeemed at the option of the Company at liquidation value. As of October 31, 2002, all preferred stock dividends applicable to fiscal year ended October 31, 2001 and all prior years have been declared and paid.

The Series B junior cumulative preferred shares are subject to the prior and superior rights of the holders of the Series A and all other classes of preferred shares. These Series B shares provide for a cumulative dividend of the greater of $0.25 per share or an amount as adjusted for the anti-dilution number (initially 1,000). Each share of the Series B also entitles the holder to the number of votes equal to the anti-dilution number. Generally, the Series B and common shareholders will vote together as one class on all matters submitted to a vote. The Series B shares have a liquidation value of $100 per share, plus dividends thereon. The Series B shares are not redeemable. No shares of the Series B junior cumulative preferred stock have been issued (see Stock Purchase Rights Plan).

Common Stock

Of the 23,000,000 authorized shares of common stock, 2,000,000 shares are designated as special common stock and 1,000,000 are designated as nonvoting common stock. All other shares are voting. The 3,573,400 shares of common stock outstanding as of October 31, 2002 are all voting common stock.

Each share of common stock (regardless of class) shall participate on an equal and pro rata basis in all dividends and other distributions, including liquidation, subject to the rights of the preferred shareholders.

Holders of shares of voting common stock are entitled to one vote per share. Holders of special common shares (if issued) will have such voting rights as specified by the Board of Directors, except that such rights will not be superior to the voting common stock.

7. Shareholders' Equity (continued)

Preferred Stock Exchange Offer

In February 2000, the Company completed its Exchange Offer pursuant to its December 1999 Exchange Offer Prospectus. The Exchange Offer allowed holders of the Company's Series A Preferred Stock to exchange each preferred share for either 2_ shares of the Company's common stock or an equivalent number of new 9.5% Company-obligated redeemable preferred securities of a subsidiary trust holding solely the Junior Subordinated Debentures ("Trust Preferred Securities") issued by Sea Pines Associates, Inc. Holders of approximately 56% of the preferred stock exchanged their shares for Common Stock. Holders of approximately 26% of the preferred stock exchanged their shares for the new Trust Preferred Security. Holders of approximately 18% of the Series A Preferred Stock did not exchange their shares.

In conjunction with the Exchange Offer, the Company declared a cash payment of $0.722 per share to be paid only to holders of record of Series A Preferred Stock who exchanged shares of Series A Preferred Stock in the Exchange Offer. This cash payment was paid in four approximately equal quarterly installments commencing in April 2000. In addition, a deemed dividend of $1,733,000 was recorded as a reduction to retained earnings.

The Company incurred approximately $294,000 in professional fees and other costs relating to this transaction. Costs of $202,000 were expensed in 2000 relating to the Exchange Offer. The remaining costs of $92,000 were capitalized as deferred financing costs and are being amortized over the 30-year life of the Trust Preferred Securities.

The Trust Preferred Securities bear interest at 9.5% per annum with payments due quarterly, nine months in arrears, commencing January 31, 2001. The Trust Preferred Securities mature on January 31, 2030. The Company has the right to redeem the Trust Preferred Securities on or after January 31, 2003 as specified in the indenture agreement. The Trust Preferred Securities are subordinate in right of payment to all senior debt of the Company.

Stock Purchase Rights Plan

On August 23, 1993, the Company's Board of Directors approved a Stock Purchase Rights Plan ("Plan") and declared a dividend distribution of one right ("Right") for each share of the Company's outstanding common stock. Each Right entitles a shareholder to purchase one one-thousandth of a share of Series B junior cumulative preferred stock at a price of $0.50 per Right, subject to adjustment.

7. Shareholders' Equity (continued)

Stock Purchase Rights Plan (continued)

The Rights become exercisable after any person or group of affiliated or associated persons (an "Acquirer") acquires 20% percent or more of the Company's outstanding common stock or commences a tender offer that would result in the Acquirer owning 20% or more of the Company's outstanding common stock or an Acquirer has been designated an Adverse Person, as such term is defined in the Plan. The Plan was amended in connection with the Exchange Offer allowing the acquisition of 20% or more of the Company's outstanding common stock as a result of the shares acquired in the Exchange Offer. In the event the Rights become exercisable, a Right will entitle the holder to receive shares of the Company's common stock having a value equal to twice the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination or sale of 50% or more of its assets or earning power, a Right will entitle the holder to receive shares of the surviving company's common stock having a market value equal to twice the exercise price of the Right. The Board of Directors has the flexibility to lower the 20% threshold to not less than 10% under certain circumstances.

In general, the Rights may be redeemed by the Company at $0.01 per Right at anytime before certain events occur. One Right is attached to and trades with each share of common stock. The Rights will not trade separately unless they become exercisable. All Rights expire on August 23, 2003.

8. Commitments

Rent expense aggregated approximately $1,174,000, $1,203,000 and $982,000 for the years ended October 31, 2002, 2001 and 2000, respectively. Operating leases relate primarily to office space and equipment. Minimum annual rental commitments remaining at October 31, 2002, under non-cancelable operating leases with original terms of at least one year are as follows (in thousands of dollars):

Year ending October 31	
2003	**$ 928**
2004	**470**
2005	**294**
2006	**123**
2007	**82**
Thereafter	**566**
Total	**$2,463**

In 1993, the Company made a commitment to donate approximately 404 acres of a wildlife preserve owned by the Company to a not-for-profit organization on Hilton Head Island, South Carolina. As of October 31, 2002 approximately 90 of the 404 acres have been donated and title transferred. The remaining 314 acres have been leased to the same not-for-profit organization for a nominal amount.

9. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, such currently pending claims and suits against the Company will not, in the aggregate, have a material adverse effect on the Company.

10. Employee Savings Plan

Effective January 1, 1989, the Company adopted a 401(k) defined contribution plan for all eligible employees with a minimum of one year of service and who meet certain age requirements, as defined. The Company matches 50% of the first 6% of the participants' compensation. The Company's contributions to the plan were approximately $132,000, $156,000 and $148,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

11. Stock Compensation Plan and Deferred Issuance Plan

Director Stock Compensation Plan

Effective October 30, 2000, the Company established a director stock compensation plan. The purpose of the plan is to enable the Company to use common stock rather than cash to compensate non-employee directors for service to the Company and thereby foster increased stock ownership by the directors. The plan has reserved 50,000 shares for issuance pursuant to future grants. In March 2002, 14,000 shares were issued, at a fair market value of $6.00 per share. The Company recorded $84,000 as deferred compensation at the time the stock was issued and that amount is being amortized over the directors' 12-month terms. In March 2001, 14,000 shares were issued, at a fair market value of $4.50 per share. The Company recorded $63,000 as deferred compensation at the time the stock was issued and that amount was amortized over the directors' 12-month terms.

Deferred Issuance Stock Plan

Effective October 30, 2000, the Company established a deferred issuance stock plan. The purpose of the plan is to optimize the profitability and growth of the Company through long-term incentives, which link the personal interest of participants to those of the Company's stockholders. The Company has 180,000 shares of common stock authorized for issuance to eligible employees under the plan. Deferred stock awards will be granted to key employees. Generally common stock of the Company will be issued to the participant on the fifth anniversary of the date the award is granted. On January 2, 2002, the Company awarded 24,300 deferred shares, at a fair market value of $5.00 per share. On June 1, 2001, the Company awarded 32,300 deferred shares, at a fair market value of $4.75 per share. For the years ended October 31, 2002 and 2001, the Company recorded $47,974 and $12,785, respectively, of stock compensation expense amortization.

12. Property Tax Accrual

The Company is involved in an administrative law proceeding involving the valuation of the three golf courses owned by the Company for property tax purposes. The Company had accrued its property tax expense based on the valuation originally assessed for these properties. During the third quarter 2002, the court issued a final order and decision, which will ultimately lower the property taxes owed for the years 1998 through 2002. Based on this ruling and the Company's estimate of its property tax liability, the Company lowered its property tax accrual in the third quarter 2002 by $322,000. This amount is included as a reduction to general and administrative expenses.

12. Property Tax Accrual (continued)

Based on the court ruling, the Company is entitled to receive a refund of property taxes paid of an additional $304,000 plus accrued interest. This amount will be reflected in earnings when this refund has been received.

13. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended October 31, 2002 and 2001:

	2002 Quarters			
	First	Second	Third	Fourth
Revenues	$6,537	$14,085	$18,038	$12,482
Cost of revenues	$5,526	$8,796	$12,593	$9,348
Net income (loss)	$(1,063)	$1,078	$695	$(513)
Earnings per common share				
Net income (loss), basic and diluted	$(0.31)	$0.29	$0.18	$(0.15)

	2001 Quarters			
	First	Second	Third	Fourth
Revenues	$7,790	$14,259	$16,813	$11,482
Cost of revenues	$6,926	$9,285	$11,776	$8,639
Net income (loss)	$(2,250)	$662	$432	$(1,518)
Earnings per common share				
Net income (loss), basic and diluted	$(0.65)	$0.18	$0.11	$(0.44)

14. Business Segment Information

The Company has two reportable business segments. The Company's reportable segments are organized by the type of operations and for the years ended October 31, 2002, 2001 and 2000 were: (1) resort activities, including home and villa management operations, golf course operations, food and beverage operations, inn and conference facility operations, and various other recreational activities; and (2) real estate brokerage for buyers and sellers of real estate in the Hilton Head, South Carolina, area. The Company evaluates performance and allocates

14. Business Segment Information (continued)

resources based on earnings before interest, depreciation and other non-cash items. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (Note 1). All intercompany transactions between segments have been eliminated upon consolidation.

Segment information as of and for the years ended October 31, 2002, 2001 and 2000 are as follows (in thousands of dollars):

	Year ended October 31		
	2002	**2001**	**2000**
Revenues:			
Resort	**$34,892**	$33,734	$29,670
Real estate brokerage	**16,250**	16,610	19,169
	51,142	50,344	48,839
Cost of revenues:			
Resort	**24,687**	24,402	23,356
Real estate brokerage	**11,576**	12,224	13,993
	36,263	36,626	37,349
Interest expense:			
Resort	**2,392**	2,771	1,426
	2,392	2,771	1,426
Depreciation and amortization expense:			
Resort	**2,521**	2,435	1,539
Real estate brokerage	**68**	69	58
	2,589	2,504	1,597
Segment income (loss) before income taxes:			
Resort	**(1,080)**	(3,723)	(1,931)
Real estate brokerage	**1,320**	619	1,444
	240	(3,104)	(487)
Identifiable assets:			
Resort	**51,859**	54,016	53,905
Real estate brokerage	**2,652**	1,156	3,089
	$54,511	$55,172	$56,994

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operation" and with the consolidated financial statements and notes thereto, which are included elsewhere in this annual report.

	Years Ended October 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Revenues	$51,142	$50,344	$48,839	$46,414	$38,506
Cost of operations	$48,240	$49,054	$47,751	$42,563	$34,345
Income from operations	$2,902	$1,290	$1,088	$3,851	$4,161
Interest expense	$(2,392)	$(2,771)	$(1,426)	$(1,099)	$(1,345)
Other (expense) income	$(270)	$(1,623)	$(149)	$523	$333
Net income (loss)	$197	$(2,674)	$(389)	$2,063	$2,050
Net income (loss) attributable to common stock	$37	$(2,834)	$(730)	$1,176	$1,163
Per share of common stock Net income (loss)	$0.01	$(0.80)	$(0.23)	$0.64	$0.63
Weighted average shares outstanding	3,568	3,554	3,174	1,843	1,843
Consolidated Balance Sheet Data:					
Current assets	$5,894	$4,259	$5,017	$5,926	$4,852
Real estate assets, net	$47,416	$49,516	$50,310	$34,963	$30,838
Total assets	$54,511	$55,172	$56,994	$42,690	$37,925
Current liabilities	$7,223	$7,495	$8,802	$6,392	$5,518
Long-term obligations, less current portion	$37,948	$38,498	$36,236	$20,404	$17,689
Shareholders' equity	$9,340	$9,179	$11,956	$15,894	$14,718

SHAREHOLDER INFORMATION

Outstanding Securities

Sea Pines Associates, Inc. and its subsidiaries currently have three classes of outstanding securities: common stock, Series A preferred stock and trust preferred securities. As of October 31, 2002, 23,000,000 shares of common stock were authorized, of which 3,573,400 shares were issued and outstanding; 2,000,000 shares of Series A preferred stock were authorized, of which 220,900 shares were issued and outstanding; and $10,000,000 of trust preferred securities were authorized, of which $2,480,000 were issued and outstanding. As of January 1, 2003, there were approximately 550 holders of record of shares of common stock.

Trading in the Company's Securities

There is no established public trading market for the Company's securities other than the bulletin board discussed below. Prior to February 2000, the Company's securities were traded either as private transactions between buyers and sellers, or in the over-the-counter market at Robinson-Humphrey in Atlanta, Georgia. Robinson-Humphrey discontinued that service in February 2000. The Company has been investigating other broker-based trading arrangements, but none of the possibilities that have come to light so far could be justified from a cost standpoint.

In May 2000, the Company established a securities bulletin board on its internet website. The bulletin board makes it easier for shareholders to locate shares to buy or to find buyers for shares they want to sell. Interested buyers and sellers post the number of shares they wish to buy or sell and the price they are prepared to pay or that they expect to receive. The bulletin board can be accessed on the Company's website at www.seapines.com.

Neither the Company nor any of its affiliates will: (a) receive any compensation for creating or maintaining the bulletin board or for its use, (b) be involved in any purchase or sale negotiations arising from the bulletin board, (c) give advice regarding the merits or shortcomings of any particular trade, (d) use the bulletin board, directly or indirectly, to offer to buy or sell securities except in compliance with all securities laws or (e) receive, transfer or hold any funds or securities as an incident of operating the bulletin board.

For more information concerning the bulletin board, please contact:

Steven P. Birdwell
Chief Financial Officer
Sea Pines Associates, Inc.
P. O. Box 7000
Hilton Head Island, SC 29938
(843) 842-1419

SHAREHOLDER INFORMATION (CONTINUED)

Dividends

The Articles of Incorporation of the Company provide for dividends on the series A preferred stock of $.722 per share per annum to be paid in arrears. The Company has paid all accrued dividends on the preferred stock through the fiscal year ended October 31, 2001.

At its December 16, 2002 Board of Directors meeting, the Company declared a cash dividend to holders of series A preferred stock of $.722 per share. This dividend is payable in equal quarterly installments of approximately $.18 per share on January 15, 2003, April 15, 2003, July 15, 2003, and October 15, 2003, to shareholders of record on January 1, 2003, April 1, 2003, July 1, 2003 and October 1, 2003, respectively, and represents the accrued dividend for the fiscal year ended October 31, 2002.

The Company has not paid any dividends on its common stock and has no present intention of paying such dividends in the foreseeable future.

Transfer Agent

The Company utilizes Wachovia Bank as its transfer agent. For information concerning stock transfers, please contact:

Wachovia Bank
Customer Information Center
1525 West W. T. Harris Boulevard
Charlotte, SC 28262
(800) 829-8432

Annual Meeting

The Annual Meeting of shareholders will be held on March 26, 2003 at 3:00 p.m. at the Harbour Town Conference Center in Sea Pines Plantation, 11 Lighthouse Lane, Hilton Head Island, South Carolina.

SAFE HARBOR DISCUSSION

This Annual Report including the letter to the shareholders may include forward-looking statements that involve risks and uncertainties. In addition to the risks identified in the Company's Annual Report on Form 10-K and herein, the Company identifies the following risks, which could adversely affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

Risks Related to Resort Operations. The risks associated with the Company's resort operations include the intense competition among local, regional and national resorts, the dependence upon Sea Pines and Hilton Head continuing to be considered as prime destination resort areas, the seasonality of the resort business, economic or other conditions which may adversely affect tourism, vacation resorts or the vacation or retirement home industries, generally, the impact of the 2001 terrorist attacks on the travel and resort industry and the Company, the possibility of additional terrorist attacks, adverse weather conditions including the consequences of a hurricane, the possibility of oil or hazardous waste spills offshore, the impact of increased fuel or other transportation costs on travel, adverse changes in applicable environmental regulation and the possible loss of the Company's national golf tournament. There can be no assurance that the Company will be able to compete successfully in the future with existing and future competitors, or that the Company and Hilton Head Island will be able to continue to attract the level of resort business the Company has experienced in the past.

Risks Related to Real Estate Brokerage Operations. Risks associated with the Company's real estate brokerage operations include general reductions in resort visitors, rising interest rates, other economic conditions which may adversely affect real estate sales in general or vacation or second-home sales in particular, competition from other real estate brokerage firms and the loss of key brokers or sales executives.

Risks Related to Litigation and Other Factors. Other factors which could affect the Company's operations include the risk of adverse outcomes on litigation, the availability of adequate capital to finance possible future capital improvements and repairs, and the loss of key members of management.

OFFICERS AND KEY EXECUTIVES

SEA PINES ASSOCIATES, INC.

Norman P. Harberger
Chairman

Joseph F. Vercellotti
Vice Chairman

Michael E. Lawrence
Chief Executive Officer

Steven P. Birdwell
Chief Financial Officer

Thomas C. Morton
Treasurer

Peter Parrott
Secretary

SEA PINES REAL ESTATE COMPANY, INC.

Michael E. Lawrence
President

Paul T. Franks
Broker-In-Charge

SEA PINES COMPANY, INC.

Michael E. Lawrence
President

Steven P. Birdwell
Chief Financial Officer

Cary C. Corbitt
Director of Sports and Retail Operations

John S. Munro
Director of Hospitality

Monika M. Nash
Director of Human Resources

David T. Warren
Director of Marketing

BOARD OF DIRECTORS

Paul B. Barringer, II
Chairman and CEO, Coastal Lumber Company

Ralph L. Dupps, Jr.
President, Dupps and Company (Real Estate Development)

P. R. Easterlin, Jr.
President, Florida Properties of Amelia, Inc. (Real Estate Development)

Norman Harberger
Chairman
President, Harberger & Associates, Inc. (Management Consulting)

Michael E. Lawrence
Chief Executive Officer
President, Sea Pines Company, Inc. and Sea Pines Real Estate Company, Inc.

John G. McGarty
Retired, formerly President of Charleston Valve and Fitting Company

Thomas C. Morton
Treasurer, Chairman of the Finance Committees
Certified Public Accountant

BOARD OF DIRECTORS (CONTINUED)

John A. Norlander
Retired, formerly President and CEO of Carlson Hospitality Worldwide, Inc.

David E. Pardue
Chairman, Primus Capital, LLC (Real Estate Development)

Peter Parrott
President, University Housing Group (Real Estate Development)

Marc Puntereri
Managing Member, The Cypress Group, LLC (Real Estate Development/Operations)

Robert W. Siler, Jr.
Retired, formerly Chairman and CEO of Hammer, Siler, George Associates

Kathleen B. Speer
Retired, formerly Partner of Hewitt Associates, LLC

Arthur P. Sundry
Retired, formerly President and General Manager of Communication Sector, Motorola, Inc.

Joseph F. Vercellotti
Retired, formerly Executive of General Electric Company

NOTES

SeaPines®

Sea Pines Associates, Inc. • P.O. Box 7000
Hilton Head Island, South Carolina 29938